Securities and Exchange Commission
Division of Corporate Finance
100 F Street North East
Mailstop 7010
Washington, DC 20549-7010

Attention: Roger Schwall, Assistant Director

Dear Sirs:

Re:    Cascade Energy, Inc. (the “Company”)
          Amendment No. 4 to Registration Statement on Form SB-2
          Filed October 16, 2006
          Your File No. 333-130984

     We write further to our discussions regarding your comments on the Company’s Registration Statement on Form SB-2/A filed October 16, 2006. We advise that Amended Registration Statement has been filed with updated financial statements for the period ended August 31, 2006.

     We enclose a clean and blacklined versions (four copies) of the Amended Registration Statement, marked to show changes between the version filed on October 16, 2006 and the version filed herewith. We look forward to the receipt of any further comments which you may have in regard to the Amended Registration Statement shortly. Should you have any questions, please do not hesitate to contact the writer.

Yours truly,

CLARK WILSON LLP

Per: /s/ William L. Macdonald

William L. Macdonald

WLM/las
Encls.

cc: Cascade Energy, Inc.

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